FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:

December 31, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
"December 31, 2003"	NR:03-16

LUMINA ACQUIRES RELINCHO PORPHYRY COPPER DEPOSIT IN CHILE.

Lumina Copper Corp. has signed an option agreement with Andes Pacific Development S.A. to acquire, subject to regulatory approval, 100% of the Relincho Copper property; comprising 19,516 ha located approximately 630 km north of Santiago.  The Relincho property contains a cluster of “porphyry copper” hydrothermal centers. One such centre has seen extensive exploration, enabling Lumina to commission an independent mineral resource estimate by AMEC (Peru) S.A.

The agreement calls for Lumina to pay US$6 million for a 100% unencumbered interest, consisting of US$750,000 cash and US$250,000 in cash or Lumina shares (at Lumina’s election) upon signing, and US$5 million in cash or Lumina shares (at Lumina’s election) within three years of signing.

Anthony Floyd, President & CEO of Lumina said, “Relincho is an outstanding copper property in an excellent location and is our third major copper property acquisition in Chile. Five porphyry centres have been discovered at Relincho but only one has been drilled in any detail. This project has tremendous blue sky and Lumina looks forward to an aggressive exploration program and review of its economic potential.”

The Finnish mining group Outokumpu discovered porphyry style copper and molybdenum mineralization at Relincho in 1993. Exploration continued until 1997 when Outokumpu ceased all exploration in Chile and elsewhere. Five porphyry centres have been discovered to date: Los Amarillos, Relincho, Las Guias, Marja, and Soledad, which occur within a five-kilometre corridor of hydrothermal alteration.  Outokumpu drilled 150 diamond and RC drill holes totalling approximately 43,028 metres into these Cu-Mo porphyry centres, mostly into the Relincho Porphyry (120 holes totalling 35,469 m). The Relincho Porphyry is located in the western third of the Relincho-Soledad Porphyry System and on surface covers an area of approximately 700 m by 500 m.  Copper mineralization occurs mostly as primary sulphides, which are overlain by a 10 to 70 m thick leached/oxide cap.  The primary sulphide mineralization has been traced to a maximum depth of about 700 m and consists of mostly bornite and chalcopyrite along with varying amounts of molybdenite, pyrite, digenite, and covellite. Oxide mineralization consists mainly of malachite and chrysocolla.

Excellent potential for discovery of additional copper mineralization exists on the property, particularly in the following areas:

  Extensions to the known hypogene mineralization at the Relincho, Marja, and Las Guias Porphyries

  Oxide copper mineralization within the entire 5 km long Relincho-Soledad Porphyry System

  Supergene porphyry copper enrichment zones beneath the leached stockwork zone at Los Amarillos.

Mr. Floyd continued, “Relincho is our most significant acquisition to date, and is an excellent addition to our other two Chilean copper deposits – Vizcachitas and Regalito.  In addition to its acquisition of Relincho and its interest in Vizcachitas, Lumina Copper now has ownership of or rights to acquire 100% of nine other significant copper deposits and a major interest in a tenth, all located in the mining-friendly

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE
TSX-V: LUM

countries of Chile, Argentina, Peru and Canada (Note 1). With the recent strengthening of the copper price, our focus will now expand to enable advancement of these deposits and evaluation of their potential for commercial development.”

Note 1. A summary of all eleven Lumina copper properties can be found on our website at www.luminacopper.com.

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, Vice President Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 662 3903
Anthony Floyd, President	fax: + 604 681 0870

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041